QuickLinks -- Click here to rapidly navigate through this document

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-134559
and No. 333-134623

FINAL PRICING TERMS
May 31, 2006

Issuer:	Cubist Pharmaceuticals, Inc. (NASDAQ: CBST).
Securities Offered:	2.25% Convertible Subordinated Notes due June 15, 2013.
Aggregate Principal Amount Offered:	$325,000,000 aggregate principal amount, plus underwriters' option to purchase up to an additional $25,000,000 principal amount of convertible notes to cover over-allotments. This represents a change from $275,000,000 aggregate principal amount, plus underwriters' option of $41,250,000, reflected in the preliminary prospectus, dated May 30, 2006 (the "Preliminary Prospectus").
Maturity Date:	June 15, 2013, unless earlier redeemed, repurchased or converted.
Interest:	2.25% per annum, accruing from the settlement date.
Interest Payment Dates:	June 15 and December 15 of each year, beginning on December 15, 2006.
Price to Public:	100%.
Underwriting Discount:	3.00%.
Conversion Premium:	30.0% over Nasdaq closing price on May 31, 2006 of $23.67.
Conversion Price:	$30.77, approximately, per share of common stock.
Conversion Rate:	32.4981 shares of common stock per $1,000 principal amount of convertible notes.
Conversion Consideration:	In lieu of shares of common stock, issuer may deliver cash or a combination of cash and common stock.
Ranking:	Unsecured obligations subordinated in right of payment to all future senior indebtedness.
Optional Redemption:	The convertible notes are not redeemable prior to June 20, 2011. At any time on or after June 20, 2011, if the closing sale price of the common stock for at least 20 of the 30 consecutive trading days immediately prior to the day a notice of redemption is given is greater than 150% of the applicable conversion price on the date of the notice, the issuer may redeem the convertible notes in cash, in whole or in part, at a redemption price equal to 100% of the principal amount of the convertible notes to be redeemed plus accrued and unpaid interest, if any, to, but not including, the date of redemption.
Repurchase at Option of Holder Upon a Fundamental Change:	In the event of a fundamental change, holders will, subject to specified conditions, have the right, at their option, to require the issuer to repurchase for cash all or a portion of their convertible notes at a price equal to 100% of the principal amount of the convertible notes to be repurchased plus accrued and unpaid interest, if any, to, but not including, the fundamental change repurchase date.

Use of Proceeds:	Issuer expects to receive net proceeds of approximately $314.8 million after deducting the underwriting discount and estimated offering expenses. This represents an increase from estimated net proceeds of $266.3 million reflected in the Preliminary Prospectus.
Issuer intends to use a portion of the net proceeds of the offering to redeem the outstanding $165.0 million of its 5 1/2% convertible subordinated notes pursuant to their contractual redemption provisions at a redemption price of 102.357% of the outstanding principal amount plus accrued and unpaid interest to the redemption date, with the remaining proceeds to be used to increase investment in the commercialization of CUBICIN, to increase investment in building its pipeline via internal and external sources and for working capital and other general corporate purposes.
Trade Date:	May 31, 2006.
Settlement Date:	June 6, 2006.
CUSIP:	229678 AC 1.
Sole Bookrunner:	Goldman, Sachs & Co.
Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated and Pacific Growth Equities, LLC.
Adjustment to Conversion Rate Upon a Fundamental Change:	The following table sets forth the number of additional shares issuable per $1,000 initial principal amount of convertible notes as a result of a fundamental change that occurs in the corresponding period, subject to the conditions described in the prospectus, based on the effective date of the fundamental change and the stock price per share of the common stock in the fundamental change transaction.
In no event, however, will the total number of shares of common stock issuable upon conversion exceed 42.2476 per $1,000 initial principal amount of convertible notes, subject to adjustments.
If the price paid per share of the common stock in the fundamental change transaction is less than $23.67 or more than $100.00, subject to adjustment, no additional shares will be issued upon conversion.
	Stock Price
Effective Date of Fundamental Change
	$23.67	$25.00	$27.50	$30.00	$32.50	$35.00	$40.00	$45.00	$50.00	$75.00	$100.00
June 06, 2006	9.7	8.9	7.5	6.4	5.5	4.8	3.7	3.0	2.4	1.1	0.6
June 15, 2007	9.7	8.8	7.3	6.2	5.3	4.6	3.5	2.7	2.2	1.0	0.5
June 15, 2008	9.7	8.7	7.2	5.9	5.0	4.3	3.2	2.4	1.9	0.8	0.4
June 15, 2009	9.7	8.6	6.9	5.6	4.7	3.9	2.7	2.0	1.5	0.5	0.3
June 15, 2010	9.7	8.5	6.6	5.2	4.2	3.3	2.2	1.5	1.0	0.3	0.1
June 15, 2011	9.7	8.3	6.3	4.8	3.7	2.8	1.5	0.6	0.2	0.0	0.0
June 15, 2012	9.4	7.9	5.7	4.1	2.9	2.1	1.0	0.4	0.1	0.0	0.0
June 15, 2013	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Changes to Capitalization Table:	As a result of the change in the aggregate principal amount of convertible notes offered from $275,000,000 to $325,000,000, the following as adjusted numbers in the capitalization table reflected in the Preliminary Prospectus will change to the following and the other as adjusted numbers will not change:
	As of March 31, 2006
	As Adjusted (in thousands)
Cash, cash equivalents and investments	$235,025	(1)
Convertible subordinated notes due 2013 offered hereby	$325,000
Total capitalization	$339,003

      (1)
      The amount of as adjusted cash, cash equivalents and investments reflects the payment of interest upon redemption of the 5 1/2% convertible subordinated notes accrued through March 31, 2006.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-471-2526.

QuickLinks

FINAL PRICING TERMS May 31, 2006